AM
8-17-2004

CM 8/17

*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

04013029

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/03 (MM/DD/YY) AND ENDING 2/29/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Mutual Planning Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7370 S. Oriole Blvd. # 601 C
(No. and Street)

Delray Beach (City) FL (State) 33446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Zucker 561-392-5779
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Robert W Zucker CPA PA
(Name — if individual, state last, first, middle name)

2000 Glades Rd. (Address) Boca Raton (City) FL (State) 33431 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

B

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-89)

OATH OR AFFIRMATION

I, Herbert Abelow, swear (or affirm) that, to [the] best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm First Mutual Planning Corp. as [of] February 29, 19 2004, are true and correct. I further swear (or affirm) that neither the compa[ny] nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that [of] a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

Edgar M. Perez
MY COMMISSION # DD167294 EXPIRES
November 24, 2006
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and [the] Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co[n]solidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud[it]

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MUTUAL PLANNING CORP.
FINANCIAL STATEMENTS
FEBRUARY 29, 2004

Robert W. Zucker, C.P.A., P.A.
2000 Glades Road, Suite 110
Boca Raton, FL 33431
Tel: 561 392-5779 Fax: 561 392-5751

To the Stockholder and Board of Directors of:

FIRST MUTUAL PLANNING CORP.

We have audited the accompanying Balance Sheet of

FIRST MUTUAL PLANNING CORP.

as of February 29, 2004 and the related Statements of Income, Retained Earnings and Cash Flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

On our opinion the financial statements referred to above present fairly, in all material aspects, the financial position of the FIRST MUTUAL PLANNING CORP. at February 29, 2004 and results of operations and cash flows for the year ended in conformity with generally accepted accounting principles.

Robert W. Zucker CPA PA

Robert W. Zucker, C. P. A., P. A.

March 23, 2004

FIRST MUTUAL PLANNING CORP.
CONTENTS

FIRST MUTUAL PLANNING CORP.
BALANCE SHEET
FEBRUARY 29, 2004

ASSETS

Current Assets:		
Cash & Cash Equivalents	$ 17,004	
Total Current Assets		$ 17,004
Equipment:		
Office Equipment	7,291	
Less Accumulated Depreciation	7,291	
Equipment-Net		0
TOTAL ASSETS		**$ 17,004**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued Expenses	$ 1,300	
Total Current Liabilities		$ 1,300
Stockholder's Equity		
Capital Stock	2,000	
Paid-in-Capital	10,180	
Retained Earnings	3,524	
Total Stockholder's Equity		15,704
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**$ 17,004**

See Accountant's Report Dated March 23, 2004

FIRST MUTUAL PLANNING CORP.
INCOME STATEMENT AND RETAINED EARNINGS
FOR THE YEAR ENDED FEBRUARY 29, 2004

INCOME:		
Commissions	$ 9,657	
Interest	164	
TOTAL INCOME		$ 9,821
EXPENSES:		
Computer Costs	1,190	
Rent	3,000	
Telephone	1,513	
Insurance	1,260	
Regulatory Fees	1,360	
Taxes	100	
Stationary and Postage	150	
Professional Fees	1,200	
TOTAL EXPENSES		9,773
Net Income		48
Retained Earnings March 1, 2003		3,476
RETAINED EARNINGS FEBRUARY 29, 2004		$ 3,524

See Accountant's Report Dated March 23, 2004

FIRST MUTUAL PLANNING CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 29, 2004

Cash Provided By Operations	$ 48
Adjustments to Reconcile Net (Loss) to Net Cash (Used) By Operating Activities	
Changes in Assets and Liabilities	0
Net Cash Provided by Operating Activities	48
Net Increase in Cash and Cash Equivalents	48
Cash and Cash Equivalents Beginning of Year	16,956
CASH AND CASH EQUIVALENTS END OF YEAR	$ 17,004

See Accountant's Report Dated March 23, 2004